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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For             MAY                                                         2000
   -------------------------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
          ------                                                        ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   ------                              ------


                                                                     PAGE 1 OF 9

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                                PRESS RELEASES OF
                               QUEBECOR WORLD INC.
                             FILED IN THIS FORM 6-K



May 2, 2000 (#12/00)
May 23, 2000 (#13/00)
May 25, 2000 (#14/00)
May 26, 2000 (#15/00)
May 30, 2000 (#16/00)


                                                                     PAGE 2 OF 9


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                                     [LOGO]


May 2, 2000                                                                12/00

FOR IMMEDIATE RELEASE                                                Page 1 of 1

                    QUEBECOR WORLD EXPANDS GRAVURE PRODUCTION
                       CAPACITY IN DYERSBURG, TENN., PLANT

DYERSBURG, TENNESSE - Quebecor World announced today that it has begun installation of a 96-page Motter gravure press in its Dyersburg, Tenn., plant. This facility focuses on the manufacture and distribution of high quality magazines and catalogs produced by both the offset and gravure printing processes.

"As Quebecor World continues its post-merger manufacturing integration program, the Dyersburg, Tenn., plant is excited to see its own capabilities enhanced," said Alex Elliott, Vice President General Manager of the Quebecor World Dyersburg Division. "This press installation will be good for our customers, our employees and the local community, as new jobs and increased capacity are added on-site. We look forward to better serving the needs of our existing clients as well as having the capability to produce new work."

John Paloian, President of Magazine and Catalog business, added that, "Quebecor World will continue to focus on providing the widest array of high quality products and services to satisfy the needs of our clients, while at the same time maximizing the efficiencies of our manufacturing equipment. As we realign various manufacturing assets to achieve this, we are confident that our customers and employees will share in the benefits associated with this approach, as we strive to deliver the best value in the marketplace."

Quebecor World Inc. - formerly Quebecor Printing Inc. - (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION:

Alex Elliott
Vice President General Manager
Quebecor World Dyersburg
(901) 286-5552


                                                                     PAGE 3 OF 9
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                                     [LOGO]


MAY 23, 2000                                                               13/00
FOR IMMEDIATE RELEASE                                                Page 1 of 1

             QUEBECOR WORLD APPOINTS PRESIDENT OF LOGISTICS SERVICES

GREENWICH, CN / MONTREAL, CANADA - Quebecor World Inc. is pleased to announce the appointment of Mr. Daniel J. Scapin as President of its new Logistics Services operation.

With over twenty years of experience in print logistics, Mr. Scapin is an innovator in the industry. Since the merger with World Color Press, he has been leading the effort to increase efficiencies and improve customer service by leveraging the distribution and logistics synergies of the joint operations. Previous to this, Mr. Scapin headed the combined Mail List Technologies and Centralized Logistics initiatives of World Color Press.

"As we continue to focus on providing our customers with reduced cycle times and improved distribution efficiencies, across all of our business groups, I am confident that the expertise and innovative thinking that Mr. Scapin's leadership brings will result in optimized value for our clients," said Marc L. Reisch, President and Chief Executive Officer, Quebecor World North America.

Mr. Scapin has brought together a team of experienced industry professionals, including: Susan Ring, Vice-President, Mail List Technologies and former President, Postal Soft; Brad Nathan, Vice-President, Sales and Marketing and former Director, RR Donnelley Logistics Services; and Dan Powers, Vice-President, Freight Operations and former Executive Vice-President, RC Services.

Quebecor World Logistics Services provides a comprehensive range of premium logistical services for the print industry. As the logistics and distribution arm of the world's largest commercial printer, it has a state-of-the-art distribution network and is one of the largest list service providers in the industry. Through the use of radio frequency technology, pallet level bar-coding and Internet access, it provides superior, customer-focused service with real-time tracking and complete end-to-end visibility. A leader in the industry, Quebecor World Logistics Services will process and deliver over 3 billion pounds, or over 9 billion pieces, of mail this year.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.
                                     - 30 -
FOR FURTHER INFORMATION, PLEASE CONTACT:

Marc L. Reisch
President and Chief Executive Officer
Quebecor World North America
(203) 532-4252


                                                                     PAGE 4 OF 9
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                                     [LOGO]

MAY 25, 2000                                                               14/00

FOR IMMEDIATE RELEASE                                                Page 1 of 1

          QUEBECOR WORLD'S LOGISTICS SERVICES FORMS QUEBECOR WORLD AIR

GREENWICH, CN - Quebecor World Inc announces the formation of Quebecor World Air
(QWA) within its Logistics Services operation. QWA is an expedited air and ground delivery service focused on exceeding the "time-critical" needs of Quebecor World customers.

"The creation of QWA is an additional step in creating the total logistics solution for Quebecor World customers," stated Daniel J. Scapin, President of Quebecor World Logistics Services. "This new service will improve our ability to offer efficient, cost-effective solutions for time-critical shipments."

By integrating this service into its offering, Quebecor World Logistics Services can now effectively meet all of its customers' delivery needs, regardless of constraints. In addition to expedited air and ground delivery, Quebecor World Logistics Services offers the industry-leading news stand delivery network, cutting-edge mail list technologies, sophisticated national truckload management, newspaper and book distribution and efficient less-than-truckload
(LTL) and small package programs. These services are all managed from 'Cornerstone', a new centralized logistics control center located just outside of Chicago's O'Hare Airport.

Quebecor World Logistics Services provides a comprehensive range of premium logistical services for the print industry. As the logistics and distribution arm of the world's largest commercial printer, it has a state-of-the-art distribution network and is one of the largest list service providers in the industry. Through the use of radio frequency technology, pallet level bar-coding and Internet access, it provides superior, customer-focused service with real-time tracking and complete end-to-end visibility. A leader in the industry, Quebecor World Logistics Services will process and deliver over 3 billion pounds, or over 9 billion pieces, of mail this year.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Daniel J. Scapin
President, Logistics Services
Quebecor World North America
(203) 532-4272

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                                     [LOGO]

MAY 26, 2000                                                               15/00

FOR IMMEDIATE RELEASE                                                Page 1 of 2

             BANTA, R.R. DONNELLEY, QUAD/GRAPHICS AND QUEBECOR WORLD
                     TO PROVIDE PRINTING INDUSTRY SOLUTIONS


CHICAGO -- Banta Corporation (NYSE: BN), R.R. Donnelley & Sons Company (NYSE:
DNY), QuaD/Graphics and Quebecor World (NYSE, TSE: IQW) announced that they are working together to create supply-chain efficiencies for industry participants worldwide by establishing standards and leveraging enabling technologies.

         By building a foundation for industry standards, the four companies will enable customers who frequently work with multiple print providers to streamline the print process in areas such as job planning and administration. The companies will also address standards and common interfaces for administering the procurement of materials such as paper. The group will encourage broad participation among printers, customers and suppliers worldwide with the goal of enhancing industry relationships.

         Championing these efforts are Donald D. Belcher, chairman and chief executive officer of Banta Corporation; Jonathan P. Ward, president and chief operating officer of R.R. Donnelley; Harry V. Quadracci, founder and president of Quad/Graphics and Marc L. Reisch, president and chief executive officer of Quebecor World North America. These executives believe that the printing industry will benefit tremendously from an industrywide effort and have chartered a team to develop detailed implementation plans.

         BANTA CORPORATION (www.banta.com) is a technology and market leader in printing and supply-chain management. Banta provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including advanced digital content management and e-business services. Banta's supply-chain management businesses provide a wide range of outsourcing capabilities to the world's largest technology companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution. 1999 sales were $1.3 billion.

         R.R. DONNELLEY (www.rrdonnelley.com) is a leading printer, communications services and logistics company. The company offers a full range of integrated service solutions to help publishers, merchandisers, financial and health care companies deliver communications to their customers. R.R. Donnelley's end-to-end solutions include premedia, content management, printing, Internet and logistics services. The company's 34,000 employees serve customers in North America, South America, Asia and Europe. 1999 sales were $5.4 billion.

         QUAD/GRAPHICS (www.qg.com) is an industry leader in integrating equipment, technology and systems across all operating divisions in all plants for the purpose of reducing cycle times and, ultimately, improving the immediacy of print. Its long-standing integration initiative includes a seamless transfer of information from publishers and catalogers directly to Quad/Graphics 22 print-production facilities on three continents.

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FOR IMMEDIATE RELEASE                                                Page 2 of 2

Constant, rapid growth over the past 29 years--almost exclusively through internal expansion--has resulted in a company with the most modern plants, equipment and capabilities. Globally, Quad/Graphics employs more than 13,000 people. Sales exceed $2 billion annually.

         Quebecor World Inc. (www.quebecorworld.com) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India. 1999 pro forma revenues were $6.5 billion.

                                     - 30 -
FOR FURTHER INFORMATION:

Mark Fleming          Vera C. Panchak           Angela Olsen       Claire Ho
Banta Corporation     R.R. Donnelley & Sons     Quebecor World     Quad/Graphics
920-751-7713          312-326-8418              514-877-5317       414-566-2955

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                                     [LOGO]

MAY 30, 2000                                                               16/00
FOR IMMEDIATE RELEASE                                                Page 1 of 1

            REGINALD K. BRACK JOINS QUEBECOR WORLD BOARD OF DIRECTORS

MONTREAL, CANADA - Jean Neveu, Chairman of the Board, announces the appointment of Mr. Reginald K. Brack as a Director of Quebecor World.

Mr. Brack is currently Chairman Emeritus of Time Inc. Until 1997, he served as Chairman of Time Inc., and between 1986 and 1994, as both Chairman and Chief Executive Officer. This followed an extensive career within Time Inc., including positions such as Chief Executive of the Company's Books Group; Chairman, President and Chief Executive Officer of Time-Life Books Inc.; founding publisher of DISCOVER magazine; Associate Publisher and Chief Operating Officer of TIME magazine; worldwide Advertising Sales Director of TIME; and Director of TIME International.

"We are extremely pleased to be welcoming Mr. Brack to Quebecor World," commented Mr. Neveu. "The wealth of experience and knowledge that he brings will be invaluable, particularly since the World Color merger which has essentially doubled the size of our operations in the United States and significantly expanded our magazine operations."

Mr. Brack is a former Chairman of both the Magazine Publishers of America and the Advertising Council, where he continues to serve as Director. He is also Trustee of the Center for Strategic & International Studies and Chairman of the Business Council for International Understanding. As a former Chairman of the Board of Trustees of the National Urban League, he continues to serve as a Trustee of that organization and of the EarthJustice Legal Defence Fund. In addition, Mr. Brack is a Director of the Interpublic Group of Companies Inc.
(IPG), Bristol Hotels & Resorts (BH) and several private companies.

Mr. Brack was the 1994 recipient of the Henry Johnson Fischer Award, the magazine publishing industry's highest honor.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                      -30-
FOR FURTHER INFORMATION:

Angela Olsen
Director, Communications
Quebecor World Inc.
(514) 877-5317
www.quebecorworld.com

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    QUEBECOR WORLD INC.



                    By:    /s/ Louis Saint-Arnaud
                          -------------------------------------------
                    Name:            Louis Saint-Arnaud
                    Title:           Vice President, Legal Affairs and Secretary



DATE: JUNE 1, 2000


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